UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 19, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

MARKET RELEASE

Sibanye-Stillwater declares Mineral Resources and Mineral Reserves as at 31 December 2017

Johannesburg, 19 February 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to report updated Mineral Resources and Mineral Reserves, as at 31 December 2017, including 2E Platinum Group Metals (PGM) Mineral Reserves and Resources for the United States region (US region) following the acquisition of Stillwater in May 2017.

Salient points

- SA Gold operations
    - Total gold Mineral Reserves of 25.737 million ounces (Moz) declined by 2.957Moz (10%) due to:
        - Depletion of 1.457Moz due to mining activities during 2017, mitigated by the addition of 1.882Moz gold Mineral Reserves from successful exploration of secondary reefs and white areas (primarily at Kloof and Driefontein)
        - The cessation of underground mining at Cooke 1,2 & 3, resulting in the exclusion of 0.752Moz
        - The reduction of gold Mineral Reserves at the Beatrix 4 Shaft, due to a revised mine plan and increase in pay limit, resulted in 1.659Moz being excluded. This exclusion includes the Beisa project
        - A further reduction of 0.971Moz due to technical factors, including a change in Mine Call Factor, Tail-end Management and increased pay limits
    - Total gold Mineral Resources declined by 16.924Moz to 85.111Moz. The decrease is primarily due to increased pay limits at the Cooke and Beatrix West operations

- SA PGM operations
    - Total 4E PGM Mineral Reserves declined by 4% to 22.358Moz mainly due to:
        - Depletion of 1.500Moz due to mining activities during 2017
        - A revision in the methodology of determining geological losses, by calibrating against actual historical losses, resulted in a decrease in the overall estimated losses applied to the SA PGM Operations. This resulted in an increase of 2.077Moz in Reserves
        - Mineral Reserves at Siphumelele Mine declined by 0.691Moz as a result of the deferral of the UG2 expansion project. This project will be reviewed subject to an improving economic environment
        - A 0.752Moz decrease due to the removal of sub-economic ounces at the end of the life of mine
        - Attributable PGM Mineral Reserves at Mimosa increased by 20% to 2.030Moz following a successful technical and economic valuation of a part of the South Hill Orebody.
    - Total 4E PGM Mineral Resources declined marginally to 100.175Moz

- US PGM operations

- The acquisition of Stillwater in May 2017, increased the Company's 2E PGM Mineral Reserves by 21.903Moz and 2E PGM Mineral Resources by 80.463Moz (2E PGM) with an average Mineral Reserve grade of 16.3g/t

This Mineral Reserves and Mineral Resources declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration available in the Group Mineral Resource and Mineral Reserve Report, which will be published on 29 March 2018 and will be available at www.sibanyestillwater.com

In accordance with US Securities and Exchange Commission (SEC) guidelines and Sibanye-Stillwater reporting standards, approximate three-year average, rolling, historical commodity prices are assumed for the calculation of Mineral Reserves and Resources. An average exchange rate of R13.05/US$ and the following commodity prices were used:

Precious metals	Assumed 2018 prices based on 3 year average		
	USD/oz	ZAR/oz	ZAR/kg
Gold	1,218	15,895	511,033
Platinum	1,092	14,251	458,167
Palladium	704	9,187	295,375
Rhodium	901	11,758	378,030
Iridium	575	7,504	241,251
Ruthenium	46	600	19,300
Base minerals			
		USD/lb	ZAR/kg
Uranium*		42	1,208
Base minerals			
		USD/tonne	ZAR/tonne
Nickel		12,185	159,014
Copper		5,614	73,263

*Long term contract prices used

Summarised Group Mineral Resources and Reserve Estimate at 31 December 2017

Gold Resource and Reserve Estimates as at 31 December 2017

Gold Operations	Mineral Resources				Mineral Reserves			
	31 Dec 2017			31 Dec 2016	31 Dec 2017			31 Dec 2016
	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
SA Region								
Beatrix underground*	45.5	5.6	8.249	12.729	20.1	3.2	2.086	3.723
Beatrix - surface	3.7	0.3	0.041	0.052	3.7	0.3	0.041	0.052
Cooke – underground**	10.7	11.8	4.039	13.837				0.826
Cooke – surface	5.7	0.3	0.059	0.047	5.7	0.3	0.059	0.047
Driefontein – underground	50.7	11.2	18.337	17.684	34.8	6.2	6.980	6.851
Driefontein – surface	1.1	0.5	0.019	0.076	1.1	0.5	0.019	0.076

Kloof – underground	70.4	13.6	30.715	32.361	29.7	6.5	6.189	6.450
Kloof – surface	11.3	0.5	0.192	0.200	11.3	0.5	0.192	0.200
Total Gold Operations	**199.1**	**9.6**	**61.651**	**76.985**	**106.4**	**4.5**	**15.565**	**18.224**

**The Beatrix Mineral Reserve and Resource, was impacted by the increased pay limit at Beatrix West, resulting in a decrease in the Mineral Reserves of the Beatrix West operations and Beisa Project and decrease in Mineral Resources at Beatrix West*
*** The Cooke Underground Resources reduced due to an increase in the Pay Limit, as a result of higher unit costs associated with shafts being placed on care and maintenance*

Gold Projects	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
SA Region								
Beisa North*				1.619				
Bloemhoek	28.3	4.7	4.297	4.297				
Burnstone	64.6	4.3	9.015	8.890	14.8	4.1	1.934	2.137
De Bron Merriespruit	28.3	4.4	4.022	4.022	15.4	4.3	2.112	2.112
WRTRP - surface tailings**	670.8	0.3	6.126	6.222	670.8	0.3	6.126	6.222
Total SA Region	**792.0**	**0.9**	**23.460**	**25.050**	**701.0**	**0.5**	**10.171**	**10.470**
US Region ***								
Altar ****	2,614.0	0.1	6.321					
Total US Region	**2,614.0**	**0.1**	**6.321**					
Total Projects	**3 406.0**	**0.3**	**29.781**	**25.050**	**701.0**	**0.5**	**10.171**	**10.470**

Total Gold	**3,605.1**	**0.8**	**91.432**	**102.035**	**807.4**	**1.0**	**25.737**	**28.694**

** Beisa North has been excluded from Mineral Resources due to the expiry of prospecting licenses*
***As part of the proposed transaction with DRDGOLD Limited (refer to https://www.sibanyestillwater.com/investors/transactions/drdgold), selected assets (comprising gold Mineral Reserves and Resources of 3.881Moz) from the West Rand Tailings Retreatment Project (WRTRP) will be sold to DRDGOLD subject to all conditions of the transactions being met*
**** US operations were acquired in May 2017 and therefore no comparative information has been disclosed*
***** Altar is a Copper-gold exploration project in Argentina*

PGM Resource and Reserve Estimates as at 31 December 2017

	Mineral Resources				Mineral Reserves			
	31 Dec 2017			31 Dec 2016	31 Dec 2017			31 Dec 2016
PGM Operations	**Tonnes (Mt)**	**Grade (g/t)**	**(Moz)**	**(Moz)**	**Tonnes (Mt)**	**Grade (g/t)**	**(Moz)**	**(Moz)**
SA Region								
Kroondal-underground (50% attributable) (4E)	49.3	3.1	4.879	4.926	21.9	2.6	1.804	2.291
Blue Ridge (50% attributable) (4E)	23.1	3.3	2.430	2.430				
Rustenburg - underground (4E)	512.6	5.0	83.209	83.987	127.6	3.8	15.706	16.066
Rustenburg - surface (4E)	81.9	1.1	2.818	3.140	81.9	1.1	2.818	3.140
Mimosa (50% Attributable) (4E)	59.0	3.6	6.839	7.045	18.1	3.5	2.030	1.689

Total SA Region	**725.9**	**4.3**	**100.175**	**101.528**	**249.4**	**2.8**	**22.358**	**23.186**
US Region*								
Stillwater (2E)	72.8	18.0	42.144		17.8	20.2	11.519	
East Boulder (2E)	76.4	15.6	38.319		24.0	13.4	10.384	
Total US Region	**149.2**	**16.8**	**80.463**		**41.8**	**16.3**	**21.903**	
Total Operations	**875.0**	**6.4**	**180.639**	**101.528**	**291.2**	**4.7**	**44.261**	**23.186**

**Resources and Reserves for the US region were estimated on July 31, 2017, please refer to the CPR available on https://www.sibanyestillwater.com/investors/documents-circulars. Mineral Resources and Mineral Reserves have not been re-estimated as at 31 December 2017, however mining depletion for the period from August to December 2017, has been included in the December 2017 estimates*

PGM Projects	Tonnes (Mt)	Grade (g/t)	(Moz)	(Moz)	Tonnes (Mt)	Grade (g/t)	(Moz)	(Moz)
SA Region								
Millenium (4E)*				1.720				
Vygenhoek (4E)	1.4	5.1	0.230	0.230				
Sheba's Ridge (4E)*				7.100				
Zondernaam (4E)	77.4	6.4	15.900	15.900				
Hoedspruit (4E)**	32.6	5.5	5.790					
Total SA Region	**111.4**	**6.1**	**21.920**	**24.950**				
US Region								
Marathon (2E)	151.7	0.8	3.982					
Total US Region	**151.7**	**0.8**	**3.982**					

**The Resources at Millenium and Sheba's ridge are omitted for 2017 as the mineral title has expired*
*** The Mineral Resources at Hoedspruit have been included in the 2017 declaration following a successful appeal to the DMR regarding the award of the prospecting right*

Total SA PGM operations and projects	**837.2**	**4.5**	**122.095**	**126.478**	**249.4**	**2.8**	**22.358**	**23.186**
Total US PGM operations and projects	**300.9**	**8.7**	**84.447**		**41.8**	**16.3**	**21.903**	**21.198**

Uranium Resource and Reserve Estimate as at 31 December 2017

	Mineral Resources				Mineral Reserves			
	31 Dec 2017			31 Dec 2016	31 Dec 2017			31 Dec 2016
Uranium Operations	**Tonnes (Mt)**	**Grade (kg/t)**	**U3O8 (Mlb)**	**U3O8 (Mlb)**	**Tonnes (Mt)**	**Grade (kg/t)**	**U3O8 (Mlb)**	**U3O8 (Mlb)**
SA Region								
Beatrix (Beisa)	11.4	1.074	26.968	26.968				16.060
Total Operations	**11.4**	**1.074**	**26.968**	**26.968**				**16.060**

Uranium Projects	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mlb)	U3O8 (Mlb)
SA Region								
Beisa North				35.373				
WRTRP - surface tailings***	670.8	0.065	96.083	97.166	670.8	0.065	96.083	97.166
Total Projects	**670.8**	**0.065**	**96.083**	**132.539**	**670.8**	**0.065**	**96.083**	**97.166**
Total Uranium	**682.2**	**0.082**	**123.051**	**159.507**	**670.8**	**0.065**	**96.083**	**113.226**

*** As part of the proposed transaction with DRDGOLD Limited (refer to https://www.sibanyestillwater.com/investors/transactions/drdgold), selected assets (comprising uranium reserves and resources of 44.359Mlb) from the West Rand Tailings Retreatment Project (WRTRP) will be vended into DRDGOLD when all the conditions of the transactions are met

Copper Resource and Reserve Estimate as at 31 December 2017

	Mineral Resources				Mineral Reserves			
	31 Dec 2017			31 Dec 2016	31 Dec 2017			31 Dec 2016
Copper Projects	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Copper (Mlb)
US Region								
Altar	2,614.0	0.311	17,931.0					
Marathon	151.7	0.220	730.1					
Total Projects	**2,765.7**	**0.306**	**18,661.1**					

Mineral Reserve reconciliations

GOLD OPERATIONS

SA GOLD OPERATIONS

Factors	Gold (Moz)
31 December 2016	**28.694**
2017 depletion	(1.457)
Inclusions	**1.882**
White Areas[1]	1.503
Secondary Reefs[2]	0.379
Exclusions/reductions:	**(3.382)**
Closure of Cooke underground	(0.752)
Revised mine plan and increased pay limit at Beatrix West (including Beisa)	(1.659)
Technical Factors[3]	(0.971)
31 December 2017	**25.737**

Rounding off of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant

[1] Additional areas identified for mining through exploration and underground investigations, primarily at   Driefontein 4 Shaft, Driefontein 8 Shaft and Kloof 8 Shaft

[2] The Carbon Leader at Driefontein 8 Shaft and the Kloof Reef at Kloof 8 Shaft

[3] Primarily pay limits, tail management from the Life of Mine profiles, and Mine Call Factor adjustments

PGM OPERATIONS

SA PGM OPERATIONS

Factors	4E PGM(Moz)
31 December 2016	**23.186**
2017 depletion	(1.500)
Inclusions	
Evaluation	0.027
Geological Changes[1]	2.077
Boundary Changes	0.081
Exclusions/reductions:	
Economic Valuation[2]	(0.752)
Technical Factors[3]	(0.757)
31 December 2017	**22.362**

Rounding off of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant

[1] *Decrease in geological losses following the revision of the geological losses methodology applied to the Kroondal and Rustenburg Operations. The revision aligned estimated and actual geological losses.*

[2] *Removal of sub-economic ounces at the end of the life of mine by tail cutting*

[3] *Reserves in the UG2 section were downgraded back into Resources as a result of the deferment of the UG2 reef expansion project at Siphumelele Mine (0.7Moz)*

US PGM OPERATIONS

Factors	2E PGM(Moz)
31 July 2017[1]	**22.216**
Depletion August 2017 to December 2017	(0.313)
31 December 2017	**21.903**

Rounding off of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant

[1] *Based on the competent persons report compiled by The Mineral Corporation as at 31 July 2017 available on https://www.sibanyestillwater.com/investors/documents-circulars*

SA URANIUM

Factors	U3O8 (Mlb)
31 December 2016	**113.226**
Exclusions/reductions:	(16.060)
Revised mine plan and increased pay limit at Beatrix West (including Beisa)	(16.060)
31 December 2017	**96.083**

Rounding off of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant

Corporate governance

Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements and the SEC Industry Guide 7, which is aligned with the guiding principles of SOX. Both Altar and Marathon resources are compliant with NI 43-101 guidelines. In accordance with SEC requirements, Reserves are based on three year average, trailing, commodity prices.

Guided by a commitment to best practice corporate governance, the statement has been reviewed by each Region's Technical Services. For the Southern African Platinum Operations, the Mineral Reserves and Mineral Resources was independently reviewed by Mineral Corporation Consultancy Proprietary Ltd, and has been found to be compliant with the relevant codes with no material shortcomings. The South African Gold Operations was subjected to an external audit during 2016. The United States Region was audited by The Mineral

Corporation Consultancy Proprietary Ltd, and has been found to be compliant with the relevant codes with no material shortcomings.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the Rand-US dollar currency exchange rate, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.

All statement figures are managed by Sibanye-Stillwater with the exception of those for Mimosa. Mineral Resources are reported inclusive of Mineral Reserves, and production volumes are reported in metric tonnes (t).

Gold and uranium estimates are reported separately from each other, therefore no gold equivalents are stated to avoid potential anomalies as a result of year-on-year metal price differentials. The Southern African PGM Operations statement are reported as 4E PGM, which consists of platinum, palladium, rhodium and gold. Individual proportions of the 4E PGM are determined via prill splits as determined from the assays. The United States Region's PGM Operations statement consists of platinum reported as 2E PGM, which consists of palladium and platinum.

All financial models used to determine Mineral Reserves are based on current tax regulations at 31 December 2017.

For the Southern African Gold Operations, the lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of the SA Gold Operations Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2017 Mineral Resources and Mineral Reserves Statement. Gerhard [GDE (Mining Eng), MBA, MSCC and B.Tech (MRM)] is registered with SAIMM (706705) and has 30 years' experience relative to the type and style of mineral deposit under consideration.

For the Southern African Platinum Operations, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the SA Platinum Operations Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2017 Mineral Resources and Mineral Reserves Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM (705060) and has 33 years' experience relative to the type and style of mineral deposit under consideration.

For the United States Region, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the Stillwater and East Boulder Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Brent LaMoure, who gave his consent for the disclosure of the 2017 Mineral Resources and Mineral Reserves Statement. Brent [B.Sc Mining Eng] is registered with the Mining and Metallurgical Society of America (01363QP) and has 22 years' experience relative to the type and style of mineral deposit under consideration. For the foreign project Resource estimation, the competent person is Stanford Foy. Stan is registered with the Society for Mining, Metallurgy and Exploration Inc. (4140727RM) and has 27 years' experience relative to the type and style of mineral deposit under consideration.

Investor relations contact:

James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or

indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 19, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer